Exhibit 99.1

Atna Appoints Pinson Project Manager

Vancouver, B.C., (June 10, 2005) Atna Resources Ltd. (TSX:ATN) is pleased to announce the appointment of Wade W. Bristol as Project Manager for the Pinson Underground Gold Project in Nevada. Wade brings over 20 years of diverse project management and engineering experience in mine development and underground operations. He is well qualified to advance the Pinson gold project through completion of a feasibility study.

Wade has previously held the positions of VP Operations for Apollo Gold based in Nevada and General Manager for Getchell Gold Co. at a deposit now being mined by Placer Dome adjacent to the Pinson property. His gold mining experience also includes underground mine development at Independence Mining in Nevada. He is a graduate Mining Engineer from the Montana School of Mineral Science and Technology.

Atna Resources is very pleased to have the experience and leadership that Wade brings to the Pinson Underground project.

Terry Owen will step down as Vice President, Operations. Terry is thanked for his considerable effort and professional involvement to advance the Pinson project imaginatively and cost effectively to its current stage. An adit is presently advancing to the mineralized Range Front zone, where definition drilling, test mining, and bulk metallurgical sampling are planned to complete a feasibility study.

Atna is focused on building a successful gold exploration, development, and mining enterprise in Nevada. The company is working on a portfolio of exploration projects, including the Pinson mine, where a feasibility study is expected to be completed before the end of this year.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD.,
Deanna McDonald, Geologist & Corporate Communications Manager
Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: dmcdonald@atna.com